EXHIBIT 21.1

Subsidiaries of SunPower Corporation

Subsidiary Name	Jurisdiction
SunPower Corporation, Systems	Delaware
SunPower Corporation Malta Holdings Limited	Malta
Tenesol SAS	France
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Systems Sarl	Switzerland
SunPower Technology Ltd.	Cayman Islands
SunPower Corporation Mexico S de RL de CV	Mexico
SunPower HoldCo, LLC	Delaware

SunPower Corporation does business under the following names

Company	dba
SunPower Corporation	SunPower Solar Corporation (Texas), Inc.
SunPower Corporation	SPWR Solar Corporation
SunPower Corporation	SPWR Solar
SunPower Corporation	SPWR Energy

SunPower Corporation, Systems does business under the following names

Subsidiary	dba
SunPower Corporation, Systems	SunPower Energy Systems (Texas), Inc.
SunPower Corporation, Systems	SunPower Energy Corporation